TearLab Corporation

9980 Huennekens Street, Suite 100

San Diego, California 92121

May 5, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Heather Percival

Re:	TearLab Corporation
Registration Statement on Form S-1 File No. 333-211102
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TearLab Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-211102, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on May 4, 2016.

The Registration was intended to be filed pursuant to Rule 462(b) under the Securities Act, but due to an error by the Company’s filing agent, the Registration Statement was not correctly tagged as an S-1MEF filing. Accordingly, the Company filed a properly tagged S-1MEF registration immediately after discovering the error, which became effective upon filing pursuant to Rule 462(b). The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold pursuant to the Registration Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at TearLab Corporation, 9980 Huennekens Street, Suite 100, San Diego, California 92121, with a copy to the Company’s Counsel, Wilson Sonsini Goodrich and Rosati P.C., attn.: Daniel Horwood, 12235 El Camino Real, Suite 200, San Diego, California 92130.

U.S. Securities and Exchange Commission

May 5, 2016

Sincerely, TEARLAB CORPORATION

By:	/s/ Wes Brazell
Name:	Wes Brazell
Title:	Chief Financial Officer

cc:	Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Daniel L. Horwood, Wilson Sonsini Goodrich & Rosati, P.C.